FILE NO. 70-8959





                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


               CERTIFICATE OF CONSUMMATION WITH RESPECT TO
              THE ORGANIZATION OF A WHOLLY OWNED SUBSIDIARY
               RELATED TO AN ACCOUNTS RECEIVABLE PURCHASE
                AND SALE PROGRAM AND RELATED TRANSACTIONS

                 WESTERN MASSACHUSETTS ELECTRIC COMPANY



     Pursuant to the requirements of Rule 24(a) of the Commission s regulations under the Public Utility Holding Company Act of 1935, as amended, Western Massachusetts Electric Company (the "Applicant"), hereby reports and certifies as follows:


     On May 22, 1997, the Applicant consummated the transactions contemplated by the Application/Declaration, as amended,(the "Application") in File No. 70-8959, as to the organization of a wholly owned subsidiary related to an accounts receivable purchase and sale program and related transactions. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on April 25, 1997 in this File.


July 2, 1997



WESTERN MASSACHUSETTS ELECTRIC COMPANY


By/s/Jeffrey C. Miller
  Assistant General Counsel
Northeast Utilities Service Company